Superior Consultant Holdings Corporation 5225 Auto Club Drive Dearborn, Michigan 48126

EXHIBIT (a)(2)(i)

December 23, 2004

To the Stockholders of Superior Consultant Holdings Corporation:

      I am pleased to inform you that Superior Consultant Holdings Corporation (“Superior”), Affiliated Computer Services, Inc. (“ACS”), and ACS Merger Corp., a wholly owned subsidiary of ACS (the “Purchaser”), have entered into an Agreement and Plan of Merger, dated December 17, 2004 (the “Merger Agreement”). Under the terms of the Merger Agreement, the Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all outstanding shares of Superior’s common stock, par value $0.01 per share (the “Shares”), at a price of $8.50 per Share, in cash, without interest. The Offer is currently scheduled to expire at 12:00 midnight, Eastern time, on Monday, January 24, 2005. Following the successful completion of the Offer (and subject to the satisfaction or waiver of certain additional conditions), the Purchaser will be merged with and into Superior (the “Merger”) and all remaining Shares (other than Shares held by ACS or the Purchaser or any of their respective affiliates and, if applicable, the Shares as to which appraisal rights have been properly exercised) will be converted into the right to receive in cash the same price per Share as paid in the Offer.

      Superior’s board of directors (the “Board”) has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the stockholders of Superior. Accordingly, the Board recommends that you accept the tender offer and tender your Shares to the Purchaser pursuant to the Offer and vote to adopt the Merger Agreement (if a vote becomes required under applicable law). All of our executive officers and directors, including the undersigned, intend to tender our Shares pursuant to the Offer and have entered into agreements to do so.

      In arriving at its recommendations, the Board gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that has been filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board’s conclusions and contains other information relating to the Offer.

      In addition to the enclosed Schedule 14D-9, also enclosed is a copy of the Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. Stockholders who hold their Shares through brokers, dealers, banks, trust companies or other nominees must contact that institution in order to tender such Shares. We urge you to read all of the enclosed materials carefully.

      On behalf of all of our directors and employees, I want to thank you for your support.

Sincerely,
/s/ Richard D. Helppie, Jr.

Richard D. Helppie, Jr.
Chief Executive Officer